FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person*

Nortel Networks Corporation
8200 Dixie Road, Suite 100
Brampton, Ontario L6T 5P6
Canada

2.  Date of Event Requiring Statement (Month/Day/Year)

August 24, 1999

3.  IRS Identification Number of Reporting Person, if an entity (voluntary)

62-12-62580

4.  Issuer Name and Ticker or Trading Symbol

Periphonics Corporation (PERI)

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

_______ Director                       X    10% Owner
_______ Officer (give               _______ Other (specify
                 title below)                          below)

------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check applicable line)

       X   Form filed by One Reporting Person
           Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)

Common Stock, par value $0.01

2.  Amount of Securities Beneficially Owned (Instr. 4)

None (a)

3.  Ownership Form: Direct (D) or Indirect (I)(Instr. 5)

4.  Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

*    If the form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)

Stock Option Agreement (b)

2.  Date Exercisable and Expiration Date (Month/Day/Year)

          Date Exercisable: (b)

          Expiration Date:  (c)

3.  Title and Amount of Securities Underlying Derivative Security (Instr. 4)

          Title: Common Stock, par value $0.01

          Amount or Number of Shares: 2,634,131 shares

4.  Conversion or Exercise Price of Derivative Security

$29.23

5.  Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)

D

6.  Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses:

(a) No shares of Periphonics Common Stock, par value $0.01 ("Periphonics Common Stock"), are being reported pursuant to this Form 3. Nortel Networks Corporation ("Nortel Networks") is filing this form as a 10% Owner solely as a result of its shared voting and dispositive power over 1,791,808 shares of Periphonics Common Stock pursuant to a Stockholders Agreement dated as of August 24, 1999 among certain stockholders (the "Stockholder Parties") of Periphonics Corporation ("Periphonics") and Nortel Networks (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, the Stockholder Parties have agreed to vote the 1,791,808 shares of Periphonics Common Stock over which they have voting power in favor of a merger agreement among Nortel Networks, a wholly-owned subsidiary of Nortel Networks and Periphonics and the merger contemplated therein and have granted Nortel Networks an irrevocable proxy with respect to such shares. Nortel Networks does not have beneficial ownership of these shares for reporting purposes.

(b) The 2,634,131 shares of Periphonics Common Stock reported hereunder (the "Option Shares") are being reported solely as the result of the option (the "Option") granted pursuant to the Stock Option Agreement described under "Derivative Securities Beneficially Owned." Such option has not yet become exercisable and Nortel Networks expressly disclaims beneficial ownership of the Option Shares.

(c) The Option becomes exercisable upon the occurrence of certain events, none of which has occurred as of the date hereof. The Option will expire upon the occurrence of certain events.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


NORTEL NETWORKS CORPORATION


By:    Deborah J. Noble
Title: Vice President, Corporate Secretary
       and Associate General Counsel

  /s/  Deborah J. Noble
--------------------------------


By:      Blair F. Morrison
Title:   Assistant Secretary

By:  /s/ Blair F. Morrison
     ---------------------------


** Signature of Reporting Person


September 3, 1999
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Date